February 20, 2025

Yael Duffy
President and Chief Operating Officer
Office Properties Income Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634

       Re: Office Properties Income Trust
           Registration Statement on Form S-3
           Filed February 19, 2025
           File No. 333-285051
Dear Yael Duffy:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Isabel Rivera at 202-551-3518 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Shu Wei